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Richard Truesdell
Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4674 tel 212 701 5674 fax richard.truesdell@davispolk.com
FOIA Confidential Treatment Request Pursuant To Rule 83 By Privia Health Group, Inc.

April 14, 2021

Re:	Privia Health Group, Inc.
Registration Statement on Form S-1
File No. 333-255086

Courtney Lindsay

Chris Edwards

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Dear Ms. Lindsay and Mr. Edwards:

On behalf of our client, Privia Health Group, Inc., a Delaware corporation (the “Company”), we are submitting this letter on a supplemental basis in order to facilitate the review by the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission of the above referenced Registration Statement on Form S-1 (the “Registration Statement”).

We hereby advise the Staff that based on information currently available and current market conditions, the Company intends to offer its common stock utilizing a preliminary price range where the low end of the range is $16.00 per share and where the high end of the range is $21.00 per share (the “Indicative Price Range”). The anticipated price range and offering size remain subject to change. However, the Company believes that the Indicative Price Range will not be subject to significant change. The Company expects to include a bona fide estimated price range, as required by Item 501(b) of Regulation S-K, in an amendment to the Registration Statement to be filed prior to the commencement of the roadshow.

PRVA-1

Division of Corporate Finance U.S. Securities and Exchange Commission
	PRVA- 2	April 14, 2021

Overview

As indicated above, the Company preliminarily estimates the Indicative Price Range to be $16.00 to $21.00 per share of common stock for its initial public offering (the “IPO”). For purposes of comparison, the Indicative Price Range contemplates a total equity value on a pre-IPO basis, excluding stock options, of approximately $[***] billion to $[***] billion. As is typical in initial public offerings, the Indicative Price Range was not derived using a formal determination of fair value, but was determined by discussions between the Company and the underwriters. The Indicative Price Range was determined based, in large part, on input from the underwriters and subsequent discussions among the board of directors of the Company (the “Board”) and senior management of the Company. The price range noted above is subject to further revision based on market conditions, business developments and other factors.

The actual price range to be included in a subsequent amendment to the Registration Statement (which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range) has not yet been determined and remains subject to adjustment. However, the Company believes that, barring significant unforeseen events, the foregoing Indicative Price Range will not be subject to significant change.

Among the factors that were considered in setting the Indicative Price Range were the following:

•	the general conditions of the securities market and the recent market prices of, and the demand for, publicly traded common stock of comparable companies;

•	the Company’s financial condition and prospects;

•	estimates of business potential and earnings prospects for the Company and the industry in which it operates;

•

recent performance of IPOs of companies in the healthcare sector and the equity price of comparable companies, notably Accolade, Amwell, Cano Health, Clover, Evolent Health, GoodRx, Health Catalyst, Health Equity, Innovage, Oak Street Health, Oscar, One Medical, Phreesia, Progyny, Signify Health and Teledoc; and

•	an analysis of the typical valuation ranges seen in recent IPOs for companies in the Company’s industry.

Historical Fair Value Methodologies and Equity-Award Grants since January 1, 2020

Historically, the Company has issued equity-based awards in the form of stock options. The fair value of the stock options are estimated based on a Monte Carlo option pricing simulation utilizing factors detailed in Note 9. Share-Based Compensation in the Registration statement. The equity value of the Company represents a key input for determining the fair value of its stock options. As there has been no public market for the Company’s common stock, the estimated fair value of the Company has been determined by the Board annually each September 30, with input from management and the Board’s assessment of objective and subjective factors that it believed were relevant based on the information known to the Company and the Board. Fair value of the options are calculated on each grant date using the previous period’s equity value.

FOIA Confidential Treatment Request

Pursuant To Rule 83 By Privia Health Group, Inc.

Division of Corporate Finance U.S. Securities and Exchange Commission
	PRVA- 3	April 14, 2021

These objective and subjective factors include:

•

valuation performed by a third-party valuation firm, utilizing a combination of Income Approach and two Market approaches: a) Market comparable method and b) Market transaction method, which were performed in accordance with the Mandatory Performance Framework for Certified in Entity and Intangible Valuations TM Credential (“CEIV”) and the Application of the Mandatory Performance Framework for the CEIV Credential;

•	the lack of marketability of the Company’s common stock;

•	the Company’s actual operating and financial performance;

•	current business conditions and projections;

•	the Company’s stage of development;

•	the likelihood of achieving a liquidity event, such as an initial public offering or a merger or acquisition of the Company’s business given prevailing market conditions;

•	an analysis of initial public offerings and the market performance of comparable publicly-traded companies; and

•	U.S. market conditions.

Prior to October 2020, the Company did not have any immediate plans to pursue an IPO and performed annual independent valuations as described below under “—Stock Option Grants.” However, based on the limited number of options granted in the period from January 1, 2020 through the date of the this letter and the terms of a significant portion of such options being contingent on an IPO or other liquidity event, even utilizing the mid-point of the Indicative Price Range as the equity value for determining the stock compensation charge, the resulting difference in the stock compensation charge for the year-ended December 31, 2020 would not have been material in which to record.

With respect to its valuations, for purposes of estimating the Company’s equity value, management, with the assistance of third party valuation reports, used a combination of the income approach and the market comparable and the market transaction approaches—together the market approaches. Rather than picking any one method, management used an equally weighted combination of these three methods to value the equity of the firm. Management used a combination of these methods to provide a value as the market approach on its own provides a less reliable evaluation of the fair value than an income approach because such an approach relies solely on data and trends of companies in similar market segments with similar characteristics. By contrast, the income approach incorporates management’s best estimates of future performance based on both company and industry specific factors and incorporates management’s long-term strategy for positioning and operating the business.

FOIA Confidential Treatment Request

Pursuant To Rule 83 By Privia Health Group, Inc.

Division of Corporate Finance U.S. Securities and Exchange Commission
	PRVA- 4	April 14, 2021

For the income approach, the Company performed discounted cash flow analyses utilizing projected cash flows, which were discounted to the present value in order to arrive at a total equity value. The key assumptions used in the income approach include management’s financial projections which are based on highly subjective assumptions as of the date of valuation, a discount rate, and a long-term growth rate.

For the market comparable—market approach, the Company utilized the guideline company method by selecting certain companies that it considered to be the most comparable to it in terms of industry, size, growth, profitability, risk and return on investment, among others. The Company then used these guideline companies to develop relevant market multiples and ratios. The market multiples and ratios were applied to the Company’s financial projections based on assumptions at the time of the valuation in order to estimate the Company’s total equity value. Since there is not an active market for the Company’s equity units, a discount for lack of marketability was then applied by selecting the low end of the range to calculate the resulting value.

For the market transaction—market approach, the Company utilized the guideline company method by selecting certain companies that performed transactions that it considered to be the most comparable to it in terms of industry, size, growth, profitability, risk and return on investment, among others. The Company then used these guideline companies to develop relevant market multiples and ratios. The market multiples and ratios were applied to the Company’s financial projections based on assumptions at the time of the valuation in order to estimate the Company’s total equity value. Since there is not an active market for the Company’s equity units, a discount for lack of marketability was then applied by selecting the low end of the range to calculate the resulting value.

FOIA Confidential Treatment Request

Pursuant To Rule 83 By Privia Health Group, Inc.

Division of Corporate Finance U.S. Securities and Exchange Commission
	PRVA- 5	April 14, 2021

Stock Option Grants

The Company has advised us that it has granted stock options during the period from January 1, 2020 through the date of this letter as set forth in the table below. The stock options were issued at a strike price per unit set higher than the equity value per unit derived from the valuation process.

Date	Type of Option	# Options Awarded	Strike price	Equity Value Used (in millions)	Fair Value Per Option Unit	Equity Fair Value Per Unit	Date of Company Valuation
May 7, 2020	Time based	46,667	$2.00	$[***]	$0.40	$1.90	September 30, 2019
May 7, 2020	Performance based	267,333(1)	$2.00	$[***]	$0.26(4)	$1.90	September 30, 2019
June 22, 2020	Time based	10,000	$2.00	$[***]	$0.40	$1.90	September 30, 2019
June 22, 2020	Performance based	35,000(2)	$2.00	$[***]	$0.26(4)	$1.90	September 30, 2019
September 8, 2020	Time based	60,001	$2.00	$[***]	$0.40	$1.90	September 30, 2019
September 8, 2020	Performance based	408,693(3)	$2.00	$[***]	$0.26(4)	$1.90	September 30, 2019

(1)	20,000 units have been forfeit through the date of this letter based on employees terminating
(2)	10,000 units have been forfeit through the date of this letter based on employees terminating
(3)	10,000 units have been forfeit through the date of this letter based on employees terminating

May, June and September 2020 Option Grants based on Independent Third Party Valuation

The equity value used for the grants on May 7, 2020, June 22, 2020 and September 8, 2020 were determined by management, with the assistance of a third-party valuation report as of September 30, 2019. Due to the length of time between some of these option grants and the equity valuation, management completed a valuation, with the assistance of a third-party valuation firm as of September 30, 2020 to determine the value of the Company and the options after the last options had been issued. The results of that valuation are below.

FOIA Confidential Treatment Request

Pursuant To Rule 83 By Privia Health Group, Inc.

Division of Corporate Finance U.S. Securities and Exchange Commission
	PRVA- 6	April 14, 2021

Supplemental Valuation Completed as of September 30, 2020

Date	Type of Option	# Options Awarded	Strike price	Equity Value Used (in millions)	Fair Value Per Option Unit	Equity Fair Value Per Unit	Date of Company Valuation
May 7, 2020	Time based	46,667	$2.00	$[***]	$0.66	$1.99	September 30, 2020
May 7, 2020	Performance based	267,333(1)	$2.00	$[***]	$0.51	$1.99	September 30, 2020
June 22, 2020	Time based	10,000	$2.00	$[***]	$0.66	$1.99	September 30, 2020
June 22, 2020	Performance based	35,000(2)	$2.00	$[***]	$0.51	$1.99	September 30, 2020
September 8, 2020	Time based	60,001	$2.00	$[***]	$0.66	$1.99	September 30, 2020
September 8, 2020	Performance based	408,693(3)	$2.00	$[***]	$0.51	$1.99	September 30, 2020

(1)	20,000 units have been forfeit through the date of this letter based on employees terminating
(2)	10,000 units have been forfeit through the date of this letter based on employees terminating
(3)	10,000 units have been forfeit through the date of this letter based on employees terminating

Indicative Price Range

•

Unlike the valuation methodologies used in connection with the Company’s historical equity issuances, the Indicative Price Range does not take into account the potential for alternative outcomes that could yield lower valuations, such as a sale transaction at differing valuations or the Company continuing as a private, stand-alone entity, among other outcomes.

•

The Indicative Price Range represents a future price for shares of common stock that, if issued in the IPO, will be immediately freely tradable in a public market, whereas the estimated fair value of its stock options appropriately represents a contemporaneous estimate of the fair value of common stock of the Company that were then illiquid and might never become liquid. Even if an IPO were to be successfully completed, the common stock associated with its stock options issued to executive officers and other employees would remain illiquid at least until the expiration of the 180-day lockup period following the IPO.

FOIA Confidential Treatment Request

Pursuant To Rule 83 By Privia Health Group, Inc.

Division of Corporate Finance U.S. Securities and Exchange Commission
	PRVA- 7	April 14, 2021

•

In the second half of 2020 as well as in 2021 to date, several companies, including in the healthcare sector, have executed IPOs, which have performed better than expected and have given investors renewed confidence in the new issue market.

•

The Indicative Price Range also took into account performance and valuations of peer healthcare companies based on estimates of 2020 performance and thereafter that the lead underwriters expect may be potentially viewed as comparable to the Company, as well as the recent performance of successful initial public offerings of companies outside of the Company’s line of business.

•

Given the proximity to the anticipated completion of the IPO, the Indicative Price Range assumes a successful offering. A successful offering would provide the Company with: (i) proceeds that substantially strengthen the Company’s balance sheet as a result of increased cash; (ii) improved access and a lower expected cost of capital through public company debt and equity markets; (iii) a “currency” to enable the Company to make strategic acquisitions and compensate employees as the Board may deem appropriate, which are reflected in the valuation reflected in the Indicative Price Range; and (iv) a strengthened brand recognition in the marketplace.

•

The Indicative Price Range reflects the fact that investors may be willing to purchase shares in the IPO at a per share price that takes into account other factors that were not expressly considered in the Company’s prior valuations as a private company, and are not objectively determinable and that valuation models are not able to quantify with any level of certainty.

The Company respectfully submits that the deemed fair value of the Company used as the basis for determining the fair value of the stock options in connection with its grants of equity awards are reasonable and appropriate for the reasons described herein and in the Registration Statement. The Company also respectfully submits that even utilizing the mid-point of the Indicative Price range as the equity value for determining the stock compensation charge would not have been material for the year ended December 31, 2020. In addition, the Company will continue to update its disclosure for equity-related transactions through the effective date of the Registration Statement.

The Company respectfully requests that the Staff destroy this letter pursuant to Rule 418 of the Securities Act of 1933, as amended, once the Staff has completed its review.

*            *             *

FOIA Confidential Treatment Request

Pursuant To Rule 83 By Privia Health Group, Inc.

Division of Corporate Finance U.S. Securities and Exchange Commission
	PRVA- 8	April 14, 2021

Please do not hesitate to contact me at (212) 450-4674, (212) 701-5674 (fax) or richard.truesdell@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Richard Truesdell

Richard Truesdell

cc:	Shawn Morris, Chief Executive Officer
Thomas Bartrum, General Counsel

Privia Health Group, Inc.

Benjamin Marsh, Esq.

Goodwin Procter LLP

FOIA Confidential Treatment Request

Pursuant To Rule 83 By Privia Health Group, Inc.